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                                                                  Exhibit (b)(3)


                           [KOHLBERG & COMPANY LOGO]



August 7, 2000



Board of Directors
BI Incorporated
c/o SunTrust Equitable Securities Corporation
800 Nashville City Center
Nashville, TN 37219-1743

Attention:  Mr. Charles W. Byrge, II
            Managing Director


Gentlemen:

     This letter evidences the commitment of Kohlberg Investors III, L.P. (the "Fund") to purchase up to $29 million of common stock or other equity securities in KBII Holdings, Inc., ("KBII"), a company newly-formed to effect the acquisition of 100% of the outstanding common stock of BI Incorporated (the "Company"). The Fund will purchase newly-issued common stock of KBII for cash, using the Fund's committed pool of $320 million of equity capital. It is our understanding that the total funds required to complete the acquisition, refinance the debt of the Company and pay related fees and expenses will be approximately $85 million, with the balance of the funds being provided by National City Bank and Prudential Capital Group, a division of the Prudential Insurance Company of America.

     Please do not hesitate to contact Chris Anderson, John Eastburn or me if you would like to discuss our commitment to this transaction.


Sincerely,

/s/ Christopher Lacovara
------------------------
Christopher Lacovara
Principal